May 5, 2006

Keith Gollenberg
Chief Executive Officer and President
CBRE Realty Finance, Inc.
City Place One
185 Asylum Street 37th Floor
Hartford, CT 06103

Re: CBRE Realty Finance, Inc.
Registration Statement on Form S-11
Amendment No. 1 Filed April 12, 2006
Registration No. 333-132186

Dear Mr. Gollenberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have referred your response to prior comment 1 to the Division of Investment Management, which may have further comment.

Summary

2.   Please further revise your summary in response to previous comment 7 to remove some of the overly detailed information. We note, for example, disclosure under the following headings:

- Business Strengths, page 4

- Our Financing Strategy, page 8

- Sourcing Potential Investment Opportunities, page 9

- Conflicts of Interest Resolution Policies, page 11

- Management Agreement, page 12

- Registration Rights and Lock-Up Agreements, page 15

As previously stated, such detailed information is more appropriate for the body of your document.

Use of Proceeds, page 19

3.   We note that your summary of the use of proceeds no longer includes a reference to funding future investment activity; however, the disclosure on page 52 states that funds remaining after you repay indebtedness will be used to make investments in commercial real estate-related loans and securities, as well as for general corporate purposes. Please revise so that the disclosure for your planned use of net proceeds is consistent in both sections. Also, please quantify the amount or percentage of proceeds to be used for future investment activity if known.

The base management fee payable to our Manager…, page 22

4.   Please disclose the last sentence of your response to previous comment 24.

Our Manager manages our portfolio pursuant to very broad investment guidelines…, page 22

5.   Please disclose that the board of directors may change the investment guidelines without the approval of stockholders.

Our assets may include high yield and subordinated corporate securities…, page 31

6.   We note your response to prior comment 31. Please disclose in the risk factor and in your investment portfolio section on page 77 that you have no specific policy with respect to allocations for the different types of asset classes that you intend to invest in and that your charter contains no limitations on the percentage you may

invest in each class of asset. Provide similar disclosure in response to previous comment 33.

7.   Please disclose your response to previous comment 32.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 68

8.   We note your response to our previous comment 39. Given that you are presenting FFO and AFFO as liquidity measures, please explain why you believe that net income, rather than cash flows from operations, is the most directly comparable GAAP financial measure. Also, expand the disclosure on page 68 relating to AFFO to explain how your calculation differs from the methodology used by certain other REITs.

CB Richard Ellis, page 78

9.   We refer to the support provided in response to previous comment 42. The comment requested independent support that would explain how CB Richard Ellis maintains a leadership position as compared to other companies in your industry. The information you have provided is limited to figures highlighting CB Richard's volume of business with no point of comparison. Please provide support indicating CB Richard's position in the market place with its competitors.

Restricted Stock and Option Grant, page 113

10.   We note your response to prior comment 54; however the discussion of related party transactions on page 119 does not appear to include all of the information required by Item 402 of Regulation S-K. Please expand the disclosure to include the information regarding stock option grants and exercises required by Item 402(c) and (d) or tell us why you believe this disclosure is not applicable.

Certain Relationships and Related Transactions, page 119

11.   We refer to your response to previous comment 56 and reissue the comment. It appears from disclosure in the Management Agreement section that both Mr. Wirta and Mr. Melody are compensated for their contributions in the day to day operations of your manager and your company by way of the fees paid to your manager. Please revise to quantify these interests.

12. Please update the last paragraph to also disclose base management fees and incentive fees paid through the first quarter of 2006. In addition, please describe the shares of restricted stock and options granted to your Manager, its employees, and other related parties of your Manager since the beginning of 2005. We note the related disclosure on page 113. To the extent restricted stock and options were granted to employees of your Manager that are also your executive officers, directors, or 5% stockholders, please separately disclose the amounts granted to those persons.

Financial Statements

Consolidated Statement of Income, page F-4

13. We note your response to our previous comment 62. Please remove the stock-based compensation line item and present this expense in accordance with SAB 107 section F.

Note 7 – Borrowings and Repurchase Agreements, page F-16

14. We note in your response to comment 64 that you state the company has legal title to the assets and has assumed all of the risks and rewards of ownership. We also note that on page 24 and 25 you state that you are prohibited, among other things, from taking any action that would directly or indirectly impair or adversely affect the lender's title to the underlying securities or loans. Please explain to us the differences between your legal title and the lender's title to the underlying securities, and explain how you considered the contractual provisions referenced above in determining that your accounting was appropriate under SFAS 140.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Thomas Flinn, Staff Accountant, at 202-551-3469 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Larry P. Medvinsky, Esq. (*via facsimile)*
        Clifford Chance US LLP